July 10, 2025

Timothy McConville
President and Chief Executive Officer
Tri-County Financial Group, Inc.
706 Washington Street
Mendota, IL 61342

       Re: Tri-County Financial Group, Inc.
           Registration Statement on Form S-1
           Filed June 16, 2025
           File No. 333-288087
Dear Timothy McConville:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note disclosure on page 46 that appears to indicate that you have elected to use the extended transition period for complying with new or revised accounting standards. If true, please do not check the box on the facing page related to this election. Otherwise, please revise to clarify your disclosure regarding this election.
Summary, page 3

2. In the first sentence, please remove the reference to the summary not being
       "complete."
The Selling Shareholder, page 3

3. We note from the final sentence that there were amendments to the Rights Agreement.
       Please file these amendments as Exhibits.
 July 10, 2025
Page 2

Our loan portfolio has a large concentration of real estate loans, which involve risks specific to real estate value, page 8

4. Please disaggregate the $1.1 billion and 87.6% figures in this risk factor to identify the dollar amount and percentage of your loan portfolio represented by each type of your real estate lending.
The Company's loan portfolio has a large concentration of commercial real estate loans..., page 10

5. Revise this risk factor to include a discussion of how your commercial real estate portfolio has performed in recent periods, including identifying the amounts and percentage that are considered to be non-performing loans at December 31, 2024 and your most recent interim period.
Critical Accounting Policies - Goodwill, page 46

6. We note disclosure that you perform internal qualitative evaluations and annual third party valuations to test whether the fair value of the reporting unit exceeds its carrying value for your goodwill recorded at FSM. To the extent that a known uncertainty such as a possible goodwill impairment is reasonably likely to occur and would have a material effect on your results of operations, please revise to provide appropriate information for investors. For example, consider disclosing the following information:
           the results of your qualitative assessment;
           the percentage by which the fair value exceeded the carrying value in your quantitative assessment;
           a description of the methods and key assumptions used in determining the fair value of the reporting unit and how the key assumptions were determined;
           a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible
           (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
           a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Security Ownership..., page 91

7. Reference is made to footnote 2 of the ownership table on page 92. Please name the
       "managing principals of Castle Creek   s general partner."
Sole and Exclusive Forum, page 95

8. We note that Article X, Section 1 indicates that the federal district courts of the United
       States of America are the sole and exclusive forum for claims arising out of the
       Securities Act of 1933 unless the Corporation consents to an alternative forum. Please revise your disclosure.
 July 10, 2025
Page 3
Note (15) Deposits, page F-45

9. Noting your disclosure on page 60 that you have collateralized public deposits, please revise your financial statement notes to disclose the amount of securities, mortgage loans, or other financial instruments that serve as collateral for deposits. Refer to ASC
       942-405-50-1.b for guidance.
Exhibits

10. It appears that your Exhibit Index indicates that the "Registration Rights Agreement"
       is filed as Exhibit 10.1, but is included as Exhibit 10.2. In addition, you refer to Item
       10.2 as the "Securities Purchase Agreement" and use that term throughout the
       Registration Statement, while Exhibit 10.1 is your "Stock Purchase Agreement."
       Please review your exhibits and the Exhibit Index to ensure that all items are properly labeled.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Volley at 202-551-3437 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Todd Schiffman at 202-551-3491 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance